UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2014

      ALON BLUE SQUARE ISRAEL LTD.

(translation of registrant’s name into English)

Europark Yakum, France Building,

Yakum 60972 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F:

Form 20-F  ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Pursuant to the requirements of Israeli law, the Registrant is publishing in Hebrew a Notice of an Annual General Meeting of the Shareholders in two daily Israeli newspapers.

The notice states that an annual meeting of shareholders of the Company will be held on Monday, February 24, 2014 at 10:00 a.m. Israel time (the “Meeting”) at the Company’s offices, located at France Building, Europark, Yakum, and that the agenda of the Meeting will be as follows:

1.	A discussion regarding the Company's financial statements for the year ended December 31, 2012;

2.	Re-election of Messrs. David Wiessman, Yitzhak Bader, Shlomo Even, Diana Bogoslavsky, Avraham Meron, and Mordehay Ventura as members of the Board of Directors of the Company (in addition to the Company’s external directors) until the next annual shareholders meeting.

3.	Re-appointment of Kesselman & Kesselman (certified public accountants in Israel and a member of PriceWaterhouseCoopers International Limited), as the Company’s independent auditors for the year 2013; authorization of the Board of Directors and the Audit Committee to determine the auditors’ fees; and reporting to the shareholders as to the aggregate compensation paid to the independent auditors for the year ended December 31, 2012.

The record date for determining the right of a shareholder of the Company to participate and vote at the Meeting will be the end of business on January 16, 2014.

This summary of the Notice is provided for information purposes only and does not constitute a proxy solicitation on behalf of the Registrant. The Registrant’s proxy solicitation materials for distribution in the United States will be furnished separately on or about January 22, 2014.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed by the undersigned, thereunto duly authorized.

ALON BLUE SQUARE ISRAEL LTD.

January 9, 2014	By:	/s/ Ortal Klein
Ortal Klein, Adv.
Corporate Secretary

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